Mail Stop 6010
Via Facsimile and U.S. Mail

March 14, 2006

Mr. Gustavo Alcalde
Chief Executive Officer
Administradora de Fondos Pensiones Provida S. A.
Avenida Pedro de Valdivia 100
Santiago, Chile

Re: **Administradora de Fondos Pensiones Provida S. A.**
Form 20-F for Fiscal Year Ended December 31, 2004
File No. 1-13406

Dear Mr. Alcalde:

We have reviewed your January 12, 2006 response to our September 16, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Accounting for Life and Disability Insurance Cost, page 61

1.   Please refer to your response to prior comment one and your description of the unfavorable casualty rate adjustments. Your disclosure does not appear to respond to all of the issues in our comment. You disclose your obligation to provide life and disability benefits and fund "any additional contribution to those participants who qualify for a Disability or Survival Pension as required by law." It appears that you remain ultimately liable for all participant benefits in the event that your insurers do not meet their obligations. Please refer us to the technical guidance upon which you based your US GAAP accounting for these insurance obligations.

Specifically address the applicability of EITF 03-8 to recognize a liability for probable losses from IBNR claims. In addition, please provide the following information in a disclosure-type format for each year presented.

- Describe your life and disability insurance coverage, such as eligibility, nature of disabilities covered, computation of benefit amount, maximum amount of benefits provided, duration of coverage and required waiting periods. Describe significant changes in coverage during the periods presented.
- Describe and quantify the net amount of risk borne by you.
- You state that you use a point estimate instead of a range. Expand your discussion of the various methods and key assumptions used in your predictive model. If multiple point estimates were generated, describe the different values and why one point estimate was selected as a best estimate over other point estimates. Clarify whether the liability recorded in the financial statements was based solely on your best estimate. If not, explain and quantify any adjustments to your best estimate in finalizing the recorded liability.
- Your statement that there have been no known historical trends which would cause changes in your predictive model appears to be inconsistent with the frequency and magnitude of unfavorable casualty rate adjustments and the long term nature of disability risks. Explain this apparent inconsistency.
- Include quantified and narrative disclosure of the impact reasonably likely changes in one or more of the variables in your predictive model, such as changes in survival and disability rates or casualty costs, would have on your reported results, financial position and liquidity.
- Reimbursements from insurance companies and state guarantee funds appear to be significant in each period presented. Describe your accounting for these reimbursements, how they are considered in your predictive model and determination of casualty rate adjustments and the related impact on operating results.

2.   Please refer to prior comment two. In 2004, you developed a predictive model to estimate the ultimate liability associated with your life and disability insurance and related casualty rate adjustments. You also state that "historical experience methodology amounts are received from the insurance companies," which are "responsible for administration of life and disability payments." It appears that your newly developed predictive model requires periodic updates of loss experience data from your insurers. Please describe in a disclosure-type format your process for updating the predictive model (e.g. frequency, sources of data, cut off dates and verification procedures). Specifically discuss the following:

- How and to what extent you expect insurer reporting time lags and claim processing backlogs to affect your liability estimates in the future.

- The process you perform to determine the accuracy and completeness of the information received from your insurers. Explain how you have compensated for the apparently significant limitations in the completeness and accuracy of data maintained by these insurers, as described in your response to comment eight.
- The impact of these data limitations on your insurers' ability to properly administer claim payments.

Operating Results, page 66

3.   Please refer to prior comment four. It appears that you restated prior year financial statements to correct errors in your provisions for casualty rates recorded in prior years. Further, these errors appear to have arisen from deficiencies in the data provided by your insurers and the required development of a predictive model. Please provide a more specific description of the nature of these errors. Explain why these restatements occurred in the periods presented and why the impact of these errors varied so significantly in 2002 and 2003. Discuss the likelihood that the restated trend in casualty rate adjustments on a US GAAP basis will continue in the future.

4.   Please refer to your response to prior comment four. We were unable to relate the liability for life and disability insurance shown on page seven of your response letter to your financial statements. Please explain to us how these amounts are presented in your financial statements. Tell us how these amounts relate to provisions for unfavorable casualty rates in Note 20.

5.   Your disclosure in response to prior comment five does not appear to discuss or quantify the factors determining the quality and potential variability of earnings and cash flow and the impact of known trends and uncertainties on future operating performance. This discussion appears to be particularly relevant given the significance of your casualty rate adjustments to operating results and your reliance on a newly developed predictive model. Please expand your disclosure to provide this analysis and discussion on a US GAAP basis.

Contractual Obligations, page 79

6.   Please refer to prior comment six and your intention to remove the amounts noted from the table. The intent of Financial Reporting Release 67, *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations*, regarding the contractual obligation table is to obtain enhanced disclosure concerning a registrant's contractual obligations, and the exclusion of ordinary course items would be inconsistent with the objective of this Rule. Given the apparent precision of your predictive model, as reflected in your multi year restatement, it appears that you are able to determine the time period in which you expect to pay out the insurance liabilities. Please

provide this disclosure in the contractual obligation table with supporting footnotes. For that portion of the liability where you are unable to determine the expected time period for these payments, please quantify these amounts and discuss why you cannot estimate the expected time period of payments and how your inability to estimate timing of payments could affect your future financial position and results of operations.

7. Please refer to your response to prior comment six. Your proposed disclosure, which states that future payments can "fluctuate significantly depending on the outcome of several variables," appears to conflict with your response to comment one that there are no unpredictable trends or known historical trends that would cause changes in your predictive model. Please explain this apparent inconsistency.

Item 18. Consolidated Financial Statements

Note 41. Differences between Chilean and United States Generally Accepted Accounting Principles

I. Differences in Measurement Methods, page F-56

8. In your response to prior comment eight you appear to discuss two types of accounting errors and restatements, one related to annual premium true ups and the other related to your adoption of the predictive model to more accurately project the casualty rate. We do not understand your basis for concluding that under US GAAP a restatement was necessary for these true-ups. Also, we were unable to relate the true-up restatement amounts, shown on page 10 of your response letter, to your financial statements. Please provide this information in a disclosure-type format. Refer us to the technical literature upon which you based your decision to account for these true-ups as a restatement of prior year financial statements under US GAAP.

II. Additional Disclosure Requirements, page F-66

9. We were unable to determine from your response to prior comment 10 whether the separate caption disclosure, Operating Expenses (related Companies), includes all premiums and related casualty rate adjustments paid to related insurance companies. Please clarify this disclosure. Include disclosure of all balance sheet amounts, such as insurance liabilities, with related parties.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments.

Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

  You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

    Sincerely,

    Jim B. Rosenberg
    Senior Assistant Chief Accountant